U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          AMERICAN QUANTUM CYCLES, INC.
                 (Name of Small Business Issuer in its charter)



                   FLORIDA                              59-2651232
         (State of incorporation)          (I.R.S. Employer Identification No.)



731 Washburn Road, Melbourne, FL                            32934
(Address of principal executive offices)                  (Zip Code)


Issuer's Telephone Number    (407) 752-0008

Securities to be registered pursuant to 12(b) of the Act:     None




Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

OVERVIEW

         American Quantum Cycles, Inc. ("AQC/Company"), a development stage company, designs, manufactures, promotes, markets, distributes and sells American-made, high performance V-twin engine cruiser and touring style motorcycles. These motorcycle products include stock models, and motorcycles built to customer specified configurations. Utilizing its "just in time" approach (i.e. ordering parts on an as-needed basis to minimize inventory and work-in-progress costs, as well as the "build to order" production process) to manufacturing, the Company believes that it can manufacture a high quality product utilizing mass production. The Company believes that this approach is also advantageous for configure-to-order products, which in turn, will likely yield greater customer satisfaction and reduce the need for added cash flow. The Company also expects that its motorcycles will be lower in price compared to the other major source of high performance, customer specified motorcycles, which is small customization shops.

         The Company intends to initially focus on the manufacture and sale of heavyweight motorcycles and has commenced small-scale production of its initial heavyweight cruiser, the Q2, which was first unveiled at the Sturgis Motorcycle Rally in Sturgis, South Dakota, in August 1997.

         The Company was originally incorporated as a Florida corporation on March 20, 1986 as "Norbern, Inc." and on May 8, 1997, the Company changed its name to "American Quantum Cycles, Inc." The Company had no operations prior to May 9, 1997, when it issued 2,414,285 shares of its common stock in exchange shares for management, equipment and other assets to enable the Company to manufacture, promote, distribute and sell American-made motorcycles, motorcycle parts and related products. The Company's fiscal year end is April 30. Its executive offices are located at 731 Washburn Road, Melbourne, Florida 32934; Telephone (407) 752-0008.

THE INDUSTRY AND MARKET

         According to the 1997 Motorcycle Statistical Annual from the Motorcycle Industry Council, there were an estimated 3.16 million motorcycles in use in the United States during 1996. Over 75% of these vehicles were licensed for "on-highway" use. Florida, California, Texas, New York and Illinois were the leading states with motorcycles and together represented over one-third (35%) of the motorcycles in use during 1996. The South had the highest motorcycle population in 1996 with 28% of the national total of motorcycle registrations. The West had the highest motorcycle penetration with 1.4 vehicles per 100 persons. The six leading brands, accounting for 97.5% of the new motorcycle sales during 1996, were: Honda-29.5%; Harley-Davidson-25.4%; Kawasaki-14.3%; Yamaha-13.4%; Suzuki-13.4%; and BMW-1.5%.

During 1996, sales of new motorcycles equaled a retail value of $2.5 billion and the overall motorcycle industry in the United States generated an estimated $8.7 billion in consumer sales, services, taxes and licenses.

         According to statistics published in Harley-Davidson's 1997 public reports, touring and cruiser models represented approximately 80% of retail unit sales in the U.S. heavyweight market. Heavyweight motorcycles, in turn, represented approximately half of retail motorcycle unit sales in the overall United States market in 1996. Touring and cruiser motorcycles are the only types of heavyweight motorcycles that the Company plans to design, market, distribute and sell, and its first product will be a heavyweight cruiser.

         In 1996, U.S. registrations of new heavyweight motorcycles increased by approximately 9.6% over 1995 registrations, and U.S. registrations of new heavyweight motorcycles increased by 59% from 1992 through 1996. Based on informal surveys, the Company believes that the typical customer for heavyweight American touring and cruiser motorcycles is a male between the ages of 30 and 60, with a household income of approximately $50,000. These potential customers are generally experienced motorcycle riders who purchase motorcycles for recreational purposes rather than for transportation.

         The international market for heavyweight motorcycles has seen strong growth in the last few years. The European market grew at a 7.2% rate during 1997. Based on information provided to the Company by its International Export Manager, Ferrex International, Inc., an export management company ("Ferrex"), Germany was the largest purchaser of American manufactured heavyweight motorcycles with $76.6 million in sales for 1996, followed by Canada ($67.9 million), Japan ($46.8 million), Australia ($31.1 million), and the Netherlands ($21.8 million).

         Motorcycle buyers today have three choices: (i) to buy new American made products (excluding Harley-Davidson products) and potentially wait up to a year for the product to be delivered; or (ii) to buy a foreign made product; or
(iii) to buy a new Harley Davidson product and pay up to $15,000 extra to custom-build to desired specifications. The Company intends to fill this market gap by providing an American-made, American-styled motorcycle with advanced engineering and technology delivering high performance.

STRATEGY

         AQC's goal is to develop a superior U.S. made V-twin motorcycle utilizing quality materials and workmanship to build a financially successful Company. The Company will seek to establish a strong market share, both domestically and internationally, by offering a high level custom-built motorcycles and motorcycle products to customers through the development and installation of a proprietary Intranet/Extranet system for use by dealers, customers and the Company designed to continually track and control inventory and production. See "The Company Intranet/Extranet System."

PRODUCTS

         The Company's first model, a heavyweight cruiser motorcycle (the Q2), has been designed with major product goals including: (i) American styling; (ii) Handling; (iii) Durability; and (iv) Performance.

         American Styling: The Company believes the dimensions, angles, components and selection of materials (including the use of polished aluminum as opposed to chrome) used in the Q2 incorporates the heritage of American styled motorcycles from the 1950's, and at the same time, integrates technologies of the late 1990's. For example, the painting process used by the Company prevents paint from chipping, since the paint is electrically charged and baked at extremely high temperatures for a glossy, durable finish (which the Company believes also makes the motorcycle frame more durable). Additionally, there is an expansive variety of customized colors and designs available through this powder coating process. The Company believes that this painting process is not currently used by any other American motorcycle manufacturer today.

         Handling: A number of factors contribute to the ease of handling of the Q2, which has been designed to be completely balanced so that the center of gravity is in line with its rider. The inverted front forks of the Q2 model, typically only seen on racing motorcycles, absorb shock and provide steady contact with the road, to deliver ease of handling under high performance conditions. The engine and transmission are rubber mounted (triple isolation), based on the Company's proprietary design to minimize vibration and further enhance smooth and easy handling. Many of the materials used in the Q2 have been selected for high strength-to-weight ratios.

         The Company believes that while competitive products in the Q2's price class require annual repairs and continual upgrades and enhancements, these repairs, upgrades and enhancements will not be not necessary with the Q2 model. The Company believes that the Q2's frame wears well through all environmental and use conditions, and its aluminum parts can be polished to a soft gleam without corroding or peeling. The balanced components and engine/transmission triple isolation mounts dramatically reduce vibration, which adds to durability and longevity. Additionally, a number of components (including the oil tanks), are made from stainless steel which also add to the corrosion resistant durability. Aluminum parts dissipate heat better than the low-grade steel used by competitors, further increasing long-term durability.

         The Company believes the single most outstanding feature of the AQC product line is its proprietary design of the four stroke, four valve V-twin engine, which it expects will deliver the greatest power efficiency (measured by horsepower over key rpm ranges) in its model class (heavyweight cruisers). The Company's proprietary engine includes head designs licensed on an exclusive basis from Feuling Advanced Technologies, Inc. ("Feuling"), a company which develops engine head technologies. See "Intellectual Property Rights." The resulting engine design delivers great power, less pollutants, cooler operating temperatures and greater mileage all at the same time. Based on preliminary results from the Environmental Protection Agency ("EPA") testing facility in Fort Worth, Texas, the Company believes that its engine is one of the cleanest, most powerful engines in its motorcycle class on the road today. EPA testing is continuing and certification is expected by early summer 1998.

MANUFACTURING

         The Company has manufactured 20 motorcycles since October 1997, 13 of which are sold, five are used for marketing purposes, and two are for engineering and regulatory testing. During the next eight months (calendar
1998), the Company anticipates producing an additional 700 motorcycles. This projection is based on the capacity to produce approximately 20 motorcycles per month per shift, assuming two eight-hour shifts with AQC's present facilities. Currently, the Company's existing manufacturing process consists of outsourcing all manufacturing of parts and subassemblies to subcontractors with only final assembly, testing and quality control being carried out at AQC's facilities. In order to obtain acceptable control over supply and cost of parts, a number of parts and subassembly manufacturing processes will be maintained in-house in the future. In the meantime, AQC has established long-term contracts with major subcontractors, vendors and secondary and tertiary backup suppliers to insure the constant and scalable flow of parts to the Company's plant in Melbourne, Florida.

         The Company has developed a detailed plan for scaling up its production capacity and reducing the cost of goods of the product over the next two years. Depending on the availability of financing and other resources, the Company expects to purchase certain equipment over the next two years including, among others, materials handling conveyor belts, motorized pulleys and lifts; bar code sensing and tracking devices; larger aluminum buffing and polishing equipment; dynamometer testing stations; robotic welders; custom paint trailers and equipment; incoming inspection tools and devices; and inventory storage buildout, shelving and drawers. At the same time, the Company will also determine the number of personnel and type of processing required at each stage of production, and the related costs. Based on the Company's forecasts, it expects that the installation of this equipment and the integration into a tightly organized production process (including the Intranet/Extranet System described below and electronic commerce software) will increase production capacity over 500% and reduce the cost of goods by 30% or more.

THE COMPANY INTRANET/EXTRANET SYSTEM

         One of the Company's goals is to provide its customers with an efficient means of selecting the exact product configuration desired, as well to provide an effective manner to continually track the progress of the production of any specific product at any given time. To help implement these strategies, the Company is developing a PC-based kiosk Intranet/Extranet System (the "Kiosk System"), using an interactive CD-ROM (or DVD) storing three-dimensional images of its products that it expects will be installed at dealer locations by summer 1998. By selecting alternate choices viewed on a computer screen, a customer will be able to select a precise motorcycle configuration with selected options tailored to that customer's requirements. The customer will also know the cost of each option, and continuously be apprised of a corresponding graphic image, which can be easily modified. Once a customer agrees to purchase an AQC motorcycle that meets his or her unique specifications, a contract for sale can then be executed. Each sales order will then be assigned a unique bar code number that will serve as an order and tracking number for the dealer, the customer, and the Company's production plant, enabling each to monitor the progress of the production of product. Prototypes of the Kiosk System are currently being developed and portions will soon be available for viewing at the Company's website (www.quantumcycle.com) ("Website"). The date at which the major development of the kiosk system will be largely dependent on the net proceeds received from the Series A Offering, as described herein. See "Recent Sales of Unregistered Securities."

MARKETING

         The Company's marketing program will focus on two primary objectives. First, corporate and product image building is expected to be accomplished through advertising, promotions, public relations and participation in major motorcycle events (such as the Sturgis Race and Rally in Sturgis, SD and the Daytona Beach Rally). The Company will also sponsor racing activities and special promotional events and will attempt to participate in most major motorcycle consumer shows and rallies. Additionally, the Company intends to market and sell a variety of apparel products such as hats, T-shirts and jackets which will incorporate the Company's logos. The Company also intends to license certain of its trademarks a broad range of consumer items, to increase public exposure and familiarization with its brand identity.

         Second, lead generation activities will be geared to support each product line, including primarily motorcycles, engines/parts, accessories and tailored to each sales channel, as well as to dealers, Internet and third party distribution partners. In particular, AQC will use print media advertising and direct marketing to generate leads to support its dealer sales programs, focusing on national motorcycle magazines (typically with full-page, full-color advertisements), and local newspaper advertisements in concert with dealers' local promotional activities. The use of local radio and cable TV advertisements will be evaluated on a location by location basis, depending on market span, frequency, and cost.

         The type and amount of marketing used to support each of the Company's local dealers will be determined by the Company's market research program. Demographic market research complemented by focus group feedback on the product will be undertaken to confirm and refine the target demographics for the Company's product line. AQC will then target magazine mailing lists and motorcycle registration lists cross-referenced by geo-demographic databases (e.g. Claritas), to support tightly targeted direct mail and telesales programs. All direct marketing campaigns will be carried out with a local focus and will be timed to support the launch of new dealers. Direct mail programs including expensive give-aways (such as promotional CD-ROMs, high quality posters and merchandise) can be cost-justified on a tightly focused, local basis. All ad and promotional campaigns will be available on the Company's Website.

         All leads generated at the dealer will be tracked by a corporate lead tracking and management system and the Company expects that this system will provide sales management support to dealers. The lead management and tracking system will also allow the Company to monitor the sales progress of the dealers. The demographic data of customers will be cross- referenced to the lead data base to further narrow the demographic focus for the product line and subsequent marketing programs. Geographic regions of unusually low sales productivity (with high targeted demographic densities), can be identified and targeted for special promotional efforts.

DISTRIBUTION AND SALES

         The Company's distribution channels will typically consist of independently-owned full-service dealerships to whom the Company will sell directly. The Company will also sell directly to consumers through various media including the Internet, but only in those geographic regions in which there are no authorized AQC dealerships. The Company anticipates that approximately 15% of its dealerships will sell AQC motorcycles exclusively. Additionally, all AQC dealers will carry AQC replacement parts and aftermarket accessories and perform servicing of AQC motorcycle products.

         The Company has entered into its first dealership agreement with a dealer located in Tampa, Florida (who has an option and plans for a dealership in the Orlando, Florida territory), and a distribution agreement with Ferrex. Ferrex is presently doing business in Europe, the Pacific Rim and various countries in Latin America. AQC's agreement with Ferrex stipulates that Ferrex has the opportunity to sell AQC products to any country outside North America, but Ferrex must first establish a dealership in any single country in order to have the exclusive rights to that country. The Company is currently evaluating applications from eight potential new dealers located in Connecticut, Chicago, Milwaukee, Dallas, Houston, Denver, Las Vegas, and Nova Scotia, Canada. Additionally, the Company has sent out 200 dealer information packets in response to requests for information.

         The Company's criteria for dealership approval include favorable building locations, display area size, traffic surveys, local geo-demographics and financial condition. Each dealer will be expected to provide adequate storefront and service areas. The Company anticipates that a minimum of 2,000 square feet will be required and traffic exposure will need to be at a level of not less than 35,000 cars per day. Dealers will purchase product and stock parts and engines via AQC's dealer Intranet system.

         The Company also intends to enter into distribution agreements for the sale and delivery of 4-VALVE(R) engine kits, and may include national catalog distributors or major parts and subassembly suppliers. The Company will also have a direct sales staff to promote and sell the 4-VALVE(R) engine to the Harley-Davidson customization aftermarket.

INTELLECTUAL PROPERTY RIGHTS

         The Company believes that it has the exclusive right to use the trademarks AMERICAN QUANTUM CYCLES, Q, Q2, and QX, along with certain related word and design trademarks in the United States and in certain foreign countries in connection with the manufacture and sale of motorcycles and related structural parts. In addition, the Company believes that it has the right to use certain of these marks on ancillary merchandise and apparel. The Company also believes that it has obtained common law rights through the use of these marks on its prototype motorcycles and ancillary merchandise and apparel that are independent of the United States Patent and Trademark Office ("PTO") registration process. In addition, the Company has filed for trademark protection for the marks "American Quantum Cycles(TM)", the "Q(TM)", "Q2(TM)" and "QX(TM)". In some instances, these rights may be dependent upon pending applications to register the marks in a foreign country. A failure to obtain such registrations could impair the Company's rights to use a mark in a particular country.

         The Company owns copyrights for its designs used as trademarks on documents generated in the course of its operations. The Company intends to register its copyrights, designs and promotional materials and other works with the U.S. Copyright Office as appropriate.

         The Company owns no patents directly, nor has it filed or been assigned any patent applications. The Company believes, however, that a number of elements of the Q-series of motorcycle design have the potential to receive patents. In the foreseeable future, the Company intends to file patent applications for certain of the patentable elements. The Company will also actively seek to license and/or purchase additional intellectual property rights to enhance the market competitiveness of its product line.

         The Company is not aware of any claims of infringement against the Company and the Company is not, and has not, been involved in any court proceedings regarding its intellectual property rights. From time to time, the Company has been involved in inter partes opposition proceedings in the PTO to protect its trademark rights. All such proceedings have been resolved to the Company's satisfaction, and there are no material proceedings pending. There are no outstanding claims by the Company against anyone for violation of the Company's intellectual property rights.

         In August 1997, the Company entered into a license agreement (the "Agreement") with Feuling whereby the Company, as licensee, obtained a license to use certain proprietary technologies including, among other things, patents, trade secrets, techniques, tooling designs, product designs, and trademarks (including AR(R), 4-VALVE(R), CVX(R), RAM CHAMBER(R) and RACE FEET(R)). Pursuant to the terms of the Agreement, so long as the Company pays Feuling certain royalty payments of approximately $235,000 (which have been paid in full), and complies with certain other provisions including non-disclosure of the proprietary technology, the Company has been granted a exclusive license (for motorcycle applications) in perpetuity for the 4-Valve technology. This technology will be used in connection with the manufacture of AQC Motorcycles and bolt-on kits for the Harley Davidson motorcycles which feature the evolution engine, evolution big twin, other Harley Davidson clones and aftermarket parts.

COMPETITION

         As of December 31, 1996, Harley-Davidson, Honda, Suzuki, Kawasaki, and Yamaha had the largest market share of the U.S. heavy motorcycle market. The Company's primary competitor in the U.S. heavyweight market is expected to be Harley-Davidson (which, in 1996, had a market share of 48% of new U.S. and 7% of the European heavyweight motorcycle registrations). Harley Davidson has been the only significant American heavyweight cruiser and touring motorcycle manufacturer since 1953. Several of the major foreign manufacturers compete against Harley-Davidson in the domestic market by selling motorcycles with a "nostalgic" American design. The Company believes, however, that Harley-Davidson products have not kept up with technology changes in the motorcycle industry and such products are sold primarily as nostalgia products, not for performance. Management believes that Harley-Davidson's failure to keep up with such changes is primarily due to the lack of competition in the American Market.

         Two new American made motorcycle competitors will enter the marketplace in 1998. Polaris, a one billion dollar manufacturer of snow mobiles, jet skis and other recreational vehicles has announced its heavyweight cruiser, the Victory, for sale through some of its dealers. Excelsior-Henderson a publicly funded start-up is expected to offer a heavyweight cruiser in late 1998.

         The U.S. and worldwide motorcycle markets are highly competitive and all of the Company's existing major competitors have resources that are substantially greater than those of the Company, as well as larger overall sales volumes and are more diversified than the Company.

GOVERNMENT REGULATIONS

         Commercial sales of the Company's motorcycles depend upon compliance with certain government regulations and the Company is designing its motorcycles to comply with all such regulations. Both federal and state authorities have various environmental control requirements relating to air, water and noise pollution which affect the business and operations of the Company. In particular, the Company's motorcycles will be subject to the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board ("CARB"). The Company has initiated the testing of its motorcycles in January, 1998 to meet the emission standards designated by the CARB. Preliminary results indicate that the Q2 and its associated 4-VALVE(R) engine will pass all CARB requirements. The Company's motorcycles also will be subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. The Company has carried out an audit of the Q2 prototype design and has found that only a few minor changes are required for full compliance. These modifications are being incorporated into the engineering change releases which will be reflected in units produced in June 1998.

          The State of Florida requires that the Company be licensed as a manufacturer of motor vehicles and each of the Company's dealers are required to be licensed as a motor vehicle dealer in the jurisdiction (s) where the businesses are located.

EMPLOYEES

         The Company currently has 28 employees, six of which are in management and administration, four are in engineering and design, five are in Inventory/Quality Control, ten are in production and manufacturing, and three are in marketing and sales. The Company retains a number of part and full-time consultants in the areas of management, engineering drawing maintenance, advertising artwork and Website maintenance.

ITEM 2.  DESCRIPTION OF PROPERTY.
         -----------------------

         The Company currently leases approximately 7,820 square feet of warehouse space and an additional 3,760 square feet of office space, for a total of approximately 11,580 square feet, located at 711-731 Washburn Road, Melbourne, Florida. The current monthly rental amount is $4,240, including Florida sales tax. The lease on this property commenced on May 1, 1997 and continues through April 1999, with two additional three-year options for renewal at the Company's option. If the Company elects to renew its lease after the first two years, the annual rental will be adjusted by an additional 5% per year.

         As of January 1, 1998, the Company entered into an agreement to amend the current lease to occupy the remaining 12,466 square feet available from the lesser, 2,256 of which will be additional office space and was available for occupancy on February 1, 1998 and the remaining will be available in two stages. The first stage, warehouse space of approximately 4,620 square feet was available February 1, 1998 and the second stage of approximately 4,590 square feet was available on March 1, 1998. The total payment commencing March 1, 1998 will be $6,189, tax included, with a four year lease and the option to vacate after two years with six months notice. The payment is based on a variable rate mortgage. The interest on the loan decreases which shall reduce payments to approximately $886.81 over a four-year period.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES
         ------------------------------------------------------------------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Executive Officers and Directors

         Name                       Age                   Position
         ----                       ---                   --------
         Richard K. Hagen           40          Chief Executive Officer, President, and Chairman of
                                                  the Board of Directors
         Jim Cheal                  53          Vice President, Director
         Robert L. Guess            36          Vice President,
         Douglas W. Paik            55          Vice President, Director
         Michael Smith              47          Vice President
         Jeffrey W.  Starke         42          Vice President, Director
         Denise O'Brien             45          Director

Significant Employees

         Gary Irving                54          Acting Chief Operating Officer
         Linda Condon               49          Director of Finance


         Unless otherwise noted, the address of each of the executive officers, directors and significant employees is 731 Washburn Road, Melbourne, FL 32934.

Richard K. Hagen has served as the Company's Chief Executive Officer, President and Chairman of the Board since November 1, 1997. From March 1994 to November 1997, Mr. Hagen was the founder and principal of MARKTECH Group, Inc., an Internet/Extranet consulting company. Between November, 1990 and March 1994, Mr. Hagen was the operating officer and general manager of Syscon Services, an engineering services and system integration subsidiary of Harnischfeger Industries, a Fortune 250 company. Mr. Hagen is a 1981 graduate of the U.S. Naval Academy.

Jim Cheal has been employed by the Company since May 1997 and has served as Vice President and Director since February 1998. Mr. Cheal was a professional photojournalist with Time-Life Publications from 1975 to 1997.

Robert L. Guess has served as a Vice President of the Company since November 1, 1997, as its President from May 1997 to November 1, 1997, and a member of the Board of Directors since July 1997. From December 1996 to May 1997, Mr. Guess served as consultant to Messrs. Cheal and Starke each of whom are Vice Presidents and Directors of the Company, in connection with the development and implementation of the business plan of the entity from whom the Company purchased substantially all of its assets. From March 1996 to December 1996, Mr. Guess was the owner of Team Enterprise Miami, Inc., a direct product marketing company. From July 1995 to March 1996, Mr. Guess was the Southeast District Manager of marketing of Toast of the Town, Inc. a direct product marketing company. From February 1995 through April 1996, Mr. Guess was the owner, president and director of Snack Shack, Inc. which distributed wholesale snacks and novelty candies. From March 1980 through September 1994, Mr. Guess served as an Officer in United States Navy.

Douglas W. Paik has served as a Vice President, Secretary and a member of the Board of Directors of the Company since July 1997. From January 1997 to July 1997, Mr. Paik worked in the Human Resources division of Sprint and from January 1982 to January 1997, Mr. Paik was Senior Manager of Human Resources, with the Harris Corporation, a publicly trading company (NYSE : HSL) that manufactures electronics equipment with over $3.5 billion in revenues.

Michael Smith has served as the Company's Vice President and Sales Manager since February 22, 1998. From March 1997 to February 1998, Mr. Smith was a consultant for Carl's Speed Shop in Daytona Beach, Florida. Between March 1996 and March 1997 Mr. Smith was a retail sales consultant with Arlen Ness Enterprises, Inc., a producer and marketer of motorcycle apparel and accessories located in California. From February 1995 to March 1996, Mr. Smith served as the Customer Relations Manager for Stone Ridge Motors, an automobile dealership in San Francisco, CA. From January 1993 to February 1995, Mr. Smith was a sales and leasing consultant with the Ford Motor Company dealership in Dublin, California.

Jeff Starke has been Director and Vice President of the Company since February 1998. Between May 1997 and February 1998, Mr. Starke served as Director of Engineering, Manufacturing and Design of the Company. From January 1995 to January 1996, Mr. Starke was a Director and Vice President of American Motor Works, Inc., which designed and manufactured motorcycles. From March 1992 to January 1995, Mr. Starke was Vice President of Harley Motor Works, Inc., which designs, builds and sells Harley Davidson motorcycles and motorcycle parts.

Denise O'Brien has served as a Director of the Company since July 1997. She has been the trading manager for Wanger Asset Management since 1992, where she is an investment advisor.

Ms. O'Brien is the sister of Mr. Starke.

Significant Personnel

Gary W. Irving has served as the acting Chief Operating Officer of the Company since January 5, 1998. Between March 1997 and December 1997, Mr. Irving was Vice President and General Manager for Strategic Product Management at Litton-PRC, a $1 billion subsidiary of Litton Industries (NYSE : LIT) an aerospace design and commercial electronics company. Between May 1994 to February 1997, Mr. Irving was Executive Vice President and Chief Operating Officer of the MARTECH Group, Inc., an Internet/Extranct consulting company. From June 1993 to January 1994,, Mr. Irving was Vice President and General Manager at Instant Video Technologies, Inc. From December 1993 to June 1993, Mr. Irving was director for imaging system sales at I-Net. From October 1989 to October 1992, Mr. Irving was a Vice President at Litton-PRC.

Linda L. Condon joined the Company on October 20, 1997 as the Director of Finance. From April 1994 through July 1997, Ms. Condon was a Senior Accountant with K.L. Smith &

Associates. From January 1993 to April 1994, Ms. Condon was an accountant with Armstrong & Company.

ITEM 4.  EXECUTIVE COMPENSATION
         ----------------------

         The Company's fiscal year ended April 30. The Company had no operations prior to May 9, 1997. No compensation was paid to, no options were granted to, and no options were exercised by any of the Company's executive officers or directors, including its Chief Executive Officers during fiscal 1997.

Employment Agreements

Richard K. Hagen, Chief Executive Officer, President and Chairman of the Board. Pursuant to a verbal employment agreement between the Company and Mr. Hagen, in consideration for his services to the Company, Mr. Hagen receives an annual base salary of $175,000 as of April 1, 1998. As additional compensation, the Company has also granted Mr. Hagen options to purchase up to (i) 150,000 shares of Common Stock of the Company, par value $.001 ("Common Stock") at $5.00 per share exercisable through February 21, 2003, (ii) 100,000 shares of Common Stock of the Company at $7.00 per share, which performance options vest on April 30, 1998 and are exercisable for a period of five years thereafter based on the pro-rata performance of the Company based upon a goal of $1.2 million in sales orders for fiscal year 1998, (iii) 200,000 shares of Common Stock at $6.00 per share which options vest at such time as the Company receives no less than $4,000,000 from a private offering of its securities and which will be exercisable for a period of five years thereafter; and (iv) 200,000 shares of Common Stock at $7.00 per share which will vest at such time as the Company completes an offering for a minimum of $10 million of its securities.

Jim Cheal, Vice President, Secretary and Director. Pursuant to a verbal employment agreement with Mr. Cheal, in consideration for his services to the Company, Mr. Cheal receives an annual base salary of $75,000 and performance options to purchase 100,000 shares of Common Stock at $8.00 per share, which will vest on April 30, 1998 and be exercisable through April 30, 2003, based on the pro-rata performance of the Company based upon a goal of $1.2 million in sales orders for fiscal year 1998.

Robert L. Guess, Vice President and Director. Pursuant to a verbal agreement with Mr. Guess, in consideration for his services to the Company, Mr. Guess receives an annual base salary of $50,000. As additional compensation, Mr. Guess received 50,000 shares of Common Stock in October 1997 and was granted performance options to purchase up to 50,000 shares of Common Stock at $8.00 per share, which will vest on April 30, 1998 and be exercisable through April 30, 2003, based on the pro-rata performance of the Company based upon a goal of $1.2 million in sales orders for fiscal year 1998.


Douglas W. Paik, President and Director. Pursuant to a verbal agreement with Mr. Paik, in consideration for his services to the Company, Mr. Paik receives an annual base sale of $50,000. As additional compensation, Mr. Paik received 50,000 shares of Common Stock in October 1997 and was granted performance options to purchase up to 50,000 shares of Common Stock at $8.00 per share, which will vest on April 30, 1998 and be exercisable through April 30, 2003, based on the pro-rata performance of the Company based upon a goal of $1.2 million in booked sales orders for fiscal year 1998.

Michael Smith, Vice President of Sales and Director. Pursuant to a verbal employment agreement with Mr. Smith, in consideration for his services to the Company, Mr. Smith receives an annual base sale of $80,000. As additional compensation, Mr. Smith received options to purchase up to (i) 10,000 shares of Common Stock at $6.00 per share exercisable through March 1, 2003, and (ii) 40,000 shares of Common Stock at $8.00 per share, which will vest on April 30, 1998 and be exercisable through April 30, 2003, based on the pro-rata performance of the Company based upon a goal of $1.2 million in sales orders for fiscal year 1998.

Jeffrey W. Starke, Vice President and Director. Pursuant to a verbal employment agreement with Mr. Starke, in consideration for his services to the Company as of April 1, 1998 Mr. Starke receives an annual base salary of $85,000 and received performance options to purchase up to (i) 100,000 shares of Common Stock at $8.00 per share, which will vest on April 30, 1998 and be exercisable through April 30, 2003, based on the pro-rata performance of the Company against the goal of $1.2 million in sales orders for fiscal year 1998.

Gary W. Irving, acting Chief Operating Officer. In his capacity as acting Chief Operating Officer, the Company has agreed to pay Mr. Irving a monthly consulting fee of $18,000 a $7,500 performance bonus based on completion of defined objectives, plus reimbursement of pre-approved expenses until September 1998. The Company expects that during October 1998, Mr. Irving will become Chief Operating Officer of the Company and a Director and earn a base salary of $175,000, although the terms of Mr. Irving's employment with the Company have not been fully negotiated as of the date hereof. In addition to the foregoing, the Company granted Mr. Irving options to purchase 100,000 shares of Common Stock of the Company at $5.00 which vested on January 1, 1998 and are exercisable through January 1, 2003; and performance options to purchase 100,000 shares of Common Stock of the Company at $8.00 per share which will vest on April 30, 1998 and are exercisable through April 30, 2003, based on the pro-rata performance of the Company based upon a goal of $1.2 million in sales orders for fiscal year 1998. The Company has also agreed to grant Mr. Irving (i) options to purchase 100,000 shares of the Common Stock of the Company at $6.00 per share which will vest at such time as the Company receives minimum proceeds of $480,000 from a private offering of preferred stock and are exercisable for a period of five years thereafter.

1997 Amended Stock Option Plan

Incentive and Nonqualified Stock Option Plan
--------------------------------------------

         On June 15, 1997, the Board of Directors and a majority of the Company's shareholders ("Majority Shareholders") adopted the Company's 1997 Stock Option Plan (the "Plan"). On February 21, 1998, the Plan was amended by Consent of the Board of Directors and Majority Shareholders to increase the number of Plan Options, as hereinafter defined, from 500,000 to 3,000,000.

         The Plan works to increase the employees', consultants' and employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's shareholders. The Plan will also aid the Company in attracting and retaining the services of experienced and highly qualified professionals. Under the Plan, the Company intends to reserve an aggregate of 3,000,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors or a Committee of the Board of Directors (the "Committee") of the Company will administer the Plan which includes, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant.

The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors, key employees and consultants of the Company and its subsidiaries (if applicable in the future) will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason (other than his death or disability or termination for cause), or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason (other than death or disability), the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate on approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

         As of March 27, 1998, 2,195,000 Plan Options have been granted pursuant to the Plan, although not all the Plan Options have vested as of the date hereof.

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on March 11, 1998, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common

Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. At March 11, 1998, there were 3,789,285 Shares ("Shares") of Company common stock, par value $.001 (the "Common Stock") outstanding.

                                                             No. of Shares                     Percent of
Name and Address or                                          of Common Stock                   Beneficial
Identity of Group(1)                                         Beneficially Owned(2)             Ownership
--------------------                                         ---------------------             ----------
Richard Hagen, Chairman, President & CEO(3)                         250,000                         6.1%
Jim Cheal, Vice President, Director(4)                              100,000                         2.6%
Robert Guess, Vice President, Director(5)                           100,000                         2.6%
Doug Paik, Vice President, Secretary, Director(6)                   101,000                         2.6%
Michael Smith, Vice President(7)                                     50,000                         1.3%
Jeffrey W.  Starke, Vice President, Director(8)                     100,000                         2.6%
Denise O'Brien, Director(9)                                       1,207,142                        31.9%
Gary Irving(10)                                                     200,000                         5.2%
All Executive Officers and Directors
as a group (7 persons)                                            2,008,142                        52.9%
Doreen Cheal(11)                                                  1,207,142                        31.9%

--------------

(1) Unless otherwise indicated, the address of each of the persons set forth below is 711-731 Washburn Road, Melbourne, FL 32934.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options. Each person's percentage of ownership is determined by assuming that any options held by such person have been exercised.

(3)      Includes (i) 150,000 shares underlying immediately exercisable options;
         (ii) 100,000 exercisable beginning on April 30, 1998 and through April 30, 2003.

(4) Includes 100,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(5) Includes 50,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(6) Includes 50,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(7) Includes (i) 10,000 shares underlying options exercisable immediately and through March 1, 2003; and (ii) 40,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(8) Includes 100,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(9)      Jeff Starke is the brother of Denise O'Brien.

(10) Includes (i) 100,000 shares underlying immediately exercisable options and (ii) 100,000 shares underlying options exercisable beginning on April 30, 1998 and through April 30, 2003.

(11)     Doreen Cheal is the wife of Jim Cheal.

ITEM 6.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS.
         -----------------------------------------------------

         On May 9, 1997, the Company issued an aggregate of 2,414,285 shares of Common Stock to Doreen Cheal (1,207,142 shares) and Denise O'Brien (1,207,142 shares), and to one additional non-affiliated investor (one share) in exchange for certain assets valued at approximately $116,608. In connection with this transaction, Mr. Jim Cheal and Mr. Jeff Starke, the Company's Founders and Vice President, entered into five (5) year employment agreements with the Company, with base salaries of $50,000 each (the "Initial Agreements"). On February 21, 1998, the Initial Agreements were cancelled with the consent of Messrs. Cheal and Starke, and in lieu thereof, Messrs Cheal and Starke entered verbal executive employment agreements with the Company. See "Executive Compensation". Mr. Cheal is the husband of Doreen Cheal, a Director and principal shareholder of the Company. Denise O'Brien, also a Director and principal shareholder of the Company, is the sister of Mr. Jeff Starke. See "Management".

ITEM 7.  DESCRIPTION OF SECURITIES
         -------------------------

         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per Share, and 2,500,000 shares of Preferred Stock, $.001 per Share, of which 2,500,000 shares have been designated as Series A 7% Convertible Preferred Stock. As of the date hereof, there were 3,789,285 shares of Common Stock issued and outstanding and no shares of Series A 7% Convertible Preferred Stock outstanding.

Common Stock
------------

         The Company is authorized to issue up to 50,000,000 shares ("Shares") of Common Stock, $.001 par value, ("Common Stock") per share, of which 3,789,285 Shares are issued and outstanding as of the date hereof. Subject to the dividend rights of the holders of any outstanding shares of the Series A Preferred Stock, holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of Preferred Stock, the assets of the Company will be divided pro rata on a per Share basis among the holders of the Common Stock.

         Each share of Common Stock entitles the holders thereof, to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any Directors. The ByLaws of the Company require that only a majority of the issued and outstanding shares of Common Stock of the Company need be represented to constitute a quorum and to transact business at a shareholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.

Preferred Stock
---------------

         The Company is authorized to issue 2,500,000 shares of Preferred
Stock, par value $.001 per share all of which have been designated Series A 7% Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock has a stated value of $6.00 (the "Stated Value") per share. The holders of Series A Preferred Stock are entitled to receive a dividend of seven percent (7%) of the Stated Value, subject to adjustment pending the completion of the Series A Offering, as hereinafter defined, and payable semi-annually, in cash, commencing September 1, 1998. The Series Preferred Stock carries no voting rights. Upon any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive $6.00 per share, plus an equal amount to accrued and unpaid dividends thereon to the date of such payment prior to any payments being made by the Company to any holders of Common Stock or other subordinate securities.

         The Series A Preferred Stock is convertible into shares of Common Stock at a 1:1 ratio and at $6.00 per share at the option of the holders thereof at any time commencing twelve (12) months after the final closing date of the Series A Offering, as hereinafter defined. The Series A Preferred Stock also provides for anti-dilution in the event of stock splits, stock dividends and reclassifications.

Options
-------

         Currently, there are options to purchase up to 250,000 shares of Common Stock of the Company at $4.00 per Share exercisable between September 9, 1998 and May 9, 2002. There are also options to purchase 300,000 shares of Common Stock at an exercise price of $.10 per share which will vest at such date as the Company raises no less than an aggregate of $4,000,000 in any offerings of its securities and exercisable for a period of five years thereafter.

         In addition, there are (i) options to purchase 265,000 shares of Common Stock between $5.00 and $6.00 per share outstanding which are exercisable immediately and through February 21, 2003; (ii) options to purchase 550,000 shares of Common Stock at prices between $7.00 and $8.00 per share will vest on April 30, 1998 and be exercisable through April 30, 2003; (iii) options to purchase 300,000 shares of Common Stock at $6.00 per share which will vest upon the Company receiving a minimum of $4,000,000 in the Series A Offering, as hereinafter defined, and be exercisable for a period of five years thereafter;
(iv) options to purchase 130,000 shares of Common Stock at $5.00 per share exercisable through February 1, 2003; and (v) options to purchase 400,000 shares at $7.00 per share which shall vest upon the completion of a $10,000,000 public or private offering of debt of equity securities of the Company and be exercisable for a period of five years thereafter. See "Certain Relationships and Related transactions."

         Furthermore, warrants and options to purchase shares of Common Stock may be expected to be granted to key employees, members of management, directors, board of advisors, and consultants to the Company in the future.

Shares Eligible For Future Sales
--------------------------------

         As of March 11, 1998, the Company has outstanding an aggregate of 3,789,285 shares of Common Stock. Of the total outstanding shares of Common Stock, 745,725 shares of Common Stock are freely tradable without restriction or further registration under the Act, 125,000 shares of Common Stock will be eligible for resale after April 30, 1998 under Rule 144, and the remaining 2,918,560 shares of Common Stock will be eligible for resale on various dates thereafter.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding nonaffiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

Certain Florida Legislation
---------------------------

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.


Anti-takeover Effects of Certain Provisions of the Company's Articles of
------------------------------------------------------------------------
Incorporation and Bylaws
------------------------

         Certain provisions of the articles and bylaws of the Company summarized in the following paragraphs, and above under the Section entitled "Preferred Stock", may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in the Company's Articles or Bylaws without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock.

                  Special Meeting of Shareholders. The Articles and Bylaws provide that special meetings of shareholders of the Company may be called only by a majority of the Board of Directors, the Company's Chief Executive Officer or holders of not less than twenty (20%) percent of the Company's outstanding voting stock.

                  Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever is first. The Bylaws also specify certain requirements as to the content and form of a shareholder's notice. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

         Despite the belief of the Company as to the benefits to shareholders of these provisions of the Company's Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, the Company may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         -------------------------------------------------------------------
         OTHER STOCKHOLDER MATTERS
         -------------------------

         As of March 11, 1998, there were approximately 142 shareholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading on the over-the-counter bulletin board under the symbol "AMQC". The following table sets forth, for the period since August 12, 1997, the high and low closing sales prices for the Common Stock as reported by the OTC Bulletin Board.

                                                        Common Stock
                                                        ------------
                                                High                    Low
1997                                            ----                    ---
August 12 - September 30, 1997                  10.00                   5.50
October 1, 1997 - December 31, 1997             10.625                  6.00
January 1, 1998 - April 20, 1998                8.00                    3.375

         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road, Tamarac, Florida 33321.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.
         -----------------

         There are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         ---------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         ---------------------------------------

         On April 16, 1997, the Company issued an aggregate of $250,000 in promissory notes to seven investors (the "April 1997 Notes") three of whom were accredited and four were non-accredited. The April 1997 Notes yielded interest at 8% annually and matured at the earlier of April 8, 1998 or upon receipt by the Company of $1,000,000 or more in any public or private financing. The interest on the April 1997 Notes was payable by the Company, at its option, either (i) in cash; or
(ii) in Common Stock of the Company based on the lower of (A) $2.00 per share; or (B) the average closing bid price of the Common Stock of the Company for the five trading days preceding one date prior to the date of interest on the Note the "Interest Provision"). Pursuant to the Interest Provision, the Company issued 2,819 shares of Common Stock to the April 1997 Note holders in December 1997 as interest on the April 1997 Notes. As of the date hereof, all the April 1997 Notes have been repaid and cancelled by the Company. Each investor was provided with or had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.


         In May 1997, the Company acquired assets totalling $116,608 in exchange for an aggregate of 2,414,285 shares of Common Stock of the Company, of which 1,207,142 shares were issued to Doreen Cheal, a principal shareholder of the Company, and 1,207,142 shares were issued to Denise O'Brien, a Director and principal shareholders of the Company. One share was issued to a third non-affiliated third party. Each investor was nonaccredited, but was provided with or had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In June 1997, the Company commenced an offering of Common Stock at $4.00 per share pursuant to Rule 504 of Regulation D under the Act. An aggregate of 249,925 shares of Common Stock for an aggregate of $999,700 were sold by management. Of these shares, 1,000 shares were purchased by Doug A. Paik, a Vice President, Secretary and a Director of the Company. Each of the investors were provided with and had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 3(b) of the Act.

         Between October 1997 and March 30, 1998, the Company undertook a private offering of an aggregate of $1,551,198.45 of promissory notes to 24 investors of whom at least 22 of such investors were accredited. The notes have a twelve month duration and bear interest of 7% per annum. The investors have the right 30 days prior to maturity to convert their note into Common Shares of the Company at a rate of between $2.00 and $3.00 per share based on the point in time during the offering that each investor invested. Each investor was provided with or had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In October 1997, the Company issued an aggregate of 100,000 shares of Common Stock to two employees of the Company as a bonus from the Company for past services rendered. In December 1997, the Company issued an aggregate of 11,420 shares of Common Stock to 14 employees of the Company as a bonus from the Company for past services rendered. Each of the employees was provided with or had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On February 9, 1998, the Company commenced a private offering of units ("Units") with each Unit consisting of 4,000 shares of the Company's Series A 7% Convertible Preferred Stock pursuant to Rule 506 of Regulation D (the "Series A Offering") whereby the Company offered a minimum of 20 Units on a best efforts, all or none basis and an additional 180 Units on a best efforts basis, for a maximum of 200 Units. As of the date hereof, no Units have been sold in the Series A Offering. The offering price of each Unit was $4,000 for an aggregate of $4,800,000 if the maximum offering is sold. Each share of Series A Preferred Stock is convertible into one share (collectively the "Shares") of the Company's common stock, $.001 par value per share, at a conversion price of $6.00 per Share at any time commencing twelve (12) months after the final closing of the offering made hereby (the "Final Closing Date"). The Company has agreed to grant the investors in the Series A Offering unlimited "piggyback" registration rights from the Final Closing Date which will afford them the opportunity to include the Shares in certain registration statements ("Registration Statements") filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Act") by the Company. In addition, after the Final Closing Date the holders of a majority of the Shares may demand that the Company file a Registration Statement covering the Shares if not theretofore included in any such prior Registration Statement.

         In connection with the Series A Offering, the Company has engaged the services of Barron Chase Securities, Inc. as placement agent (the "Placement Agent"). As compensation for its services the Placement Agent is entitled to receive a commission of 10% of the gross proceeds from the sale of the Units, as well as reimbursement for its expenses relating to the offering up to 3% of the total proceeds of this offering. The Placement Agent is also be entitled to receive warrants to purchase 10% of the number of shares of Series A Preferred Stock sold in the offering, exercisable for a period of five years at a price of $ 6.00 per share of Series A Preferred Stock (the "Placement Agent Warrants"). The Placement Agent Warrants contain anti-dilution provisions and registration rights, including demand and "piggyback" registration rights.

         On April 6, 1998, the Company revised the terms of the Series A Offering and changed the conversion price for the Series A Preferred Stock to 80% of the closing bid price of the Common Stock on the OTC Bulletin Board for the ten (10) trading days prior to the completion of the Series A Offering but not to exceed $6.00 per share or be less than $3.00 per share.

         Between April 1, 1998 and April 2, 1998, the Company completed an offering of an aggregate of $700,000 of 10% Subordinated Promissory Notes (the "10% Notes") and an aggregate of 140,000 shares of Common Stock to eight accredited investors. The 10% Notes mature at the earlier of September 30, 1998 or at such time as the Company receives gross proceeds exceeding $2,000,000 from a public or private offering of its equity securities. Each of the investors was provided with, or had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         The Articles of Incorporation and Bylaws of the Company require the Company to indemnify its Directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida.

         The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         The following audited Financial Statements for the Company, include the audited balance sheet at April 30, 1997 and the related audited statements of operations, changes in capital deficiency and cash flows for each of the years in the two year period ended April 30, 1997 and 1996, and the interim financial statement as of February 28, 1997 (unaudited).

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS
                                 APRIL 30, 1997

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
American Quantum Cycles, Inc.

         We have audited the accompanying balance sheet of American Quantum Cycles, Inc. as of April 30, 1997, and the related statements of operations, stockholders' equity, and cash flows for the four months then ended and the years ended December 31, 1996 and 1995, and for the period from March 20, 1986 (inception) to April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Quantum Cycles, Inc. as of April 30, 1997 and the results of its operations and its cash flows for the four months then ended and the years ended December 31, 1996 and 1995, and for the period from March 20, 1986 (inception) to April 30, 1997 in conformity with generally accepted accounting principles.



/s/ Pricher and Company




Orlando, Florida
October 31, 1997

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                                  Balance Sheet

                                 April 30, 1997



ASSETS

Cash                                                          $  244,985

Prepaid expenses                                                   4,165

Loan costs, net (Note 2)                                          28,230
                                                              ----------

Total assets                                                  $  277,380
                                                              ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable (note 3)                                   $  250,000
     Accrued interest                                                767
                                                              ----------

         Total current liabilities                               250,767

Stockholders' equity:
     Common stock, $.001 par value;
         50,000,000 shares authorized;
         900,000 shares issued and outstanding                       900
     Additional paid-in capital                                   28,347
     Deficit accumulated during the development stage             (2,634)
                                                              -----------

         Total stockholders' equity                               26,613

Total liabilities and stockholders' equity                    $  277,380
                                                              ==========

                        See independent auditors' report.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                             Statement of Operations

 Four Months Ended April 30, 1997 and the Years Ended December 31, 1996 and 1995
        and the Period from March 20, 1986 (inception) to April 30, 1997

                                                                                           March 20, 1986
                                                                                            (inception)
                                                      1997           1996         1995    to April 30, 1997
                                                  ----------   -------------  ---------  ------------------
Revenues                                          $            $               $               $
                                                  ---------    -------------   --------        ----------

Costs and expenses:
     Consulting                                         775                                           775
     Interest                                           767                                           767
     Amortization                                     1,092                                         1,092
                                                  ----------   ------------    --------         ---------

         Total costs and expenses                     2,634                                         2,634
                                                  ---------    ------------    --------         ---------
Net loss                                          $  (2,634)   $          0    $      0         $  (2,634)
                                                  ==========   ============    ========         =========

Loss per common share:

     Weighted average shares outstanding             591,716        500,000     500,000           591,716
                                                  ==========   ============    ========         =========
     Net loss                                     $   (0.004)  $      0.000    $  0.000         $  (0.004)
                                                  ==========   ============    ========         =========




                        See independent auditors' report.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity

                  March 20, 1986 (Inception) to April 30, 1997

                                                                                                            Deficit
                                                                                                          Accumulated
                                                                                         Additional        During the
                                      Date of            Number              Par          Paid-in         Development
                                    Transaction        of Shares            Value         Capital            Stage
                                    -----------        ---------            -----        ----------        -----------
Stock issued for prepaid
 expenses ($1.00 per
  share)                              03/20/86             500              $ 500         $                 $

Stock split-1,000:1                   03/25/97         499,500

Stock issued for consulting
  services ($0.001 per
   share)                             03/25/97         275,000                275

Stock issued to bridge loan
  participants ($0.23 per
  share)                              04/16/97         125,000                125           28,347

Net loss for period from
  January 1, 1997 through
  April 30, 1997                                                                                              (2,634)
                                                       -------              -----         --------          ---------

Balance, April 30, 1997                                900,000              $ 900         $ 28,347          $ (2,634)
                                                       =======              =====         ========          =========

                       See independent auditors' report.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                             Statement of Cash Flows

                        Four Months Ended April 30, 1997


Cash flows from operating activities:
     Cash paid to suppliers                               $  (5,015)

Cash flows from investing activities:

Cash flows from financing activities:
     Loan proceeds                                          250,000
                                                          ---------

Net increase in cash                                        244,985

Cash, beginning of period
                                                          ---------

Cash, end of period                                       $ 244,985
                                                          =========

Note: There were no cash transactions prior to January 1, 1997.

                        See independent auditors' report.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements


1        ACCOUNTING POLICIES

         Nature of business and organization - Norbern, Inc., a Florida corporation, was formed on March 20, 1986. The Company was inactive until March 1997 when it began developing and implementing its business and financing plans. The Company intends to manufacture and sell 100% American made motorcycles through licensed dealers in both the domestic and international markets.

         On May 8, 1997 the Company changed its name to American Quantum Cycles, Inc.

         Cash and cash equivalents - For purposes of cash flows, the Company consideral all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Income taxes - Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes) and to the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes).

         Concentration of credit risk - The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

         Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


2        LOAN COSTS

         In April, 1997, the Company issued 125,000 shares of common stock to individuals providing the $250,000 bridge loan (Note 3) financing. The shares were issued in order to obtain a favorable interest rate and repayment terms. Loan costs were imputed based on the difference between the stated rate of interest (8%) and the highest rate allowable under state law (18%). The resulting amount, $28,472, was recorded as loan costs and common stock issued. In addition, $850 of legal fees is also included in loan costs which total $29,322 as of April 30, 1997. Loan costs are being amortized to expense over the term of the loan which is approximately one year. Amortization expense for the period ended April 30, 1997 was $1,092.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements


3        NOTES PAYABLE

         Notes payable consist of seven (7) unsecured promissory notes dated April 16, 1997 with principal aggregating $250,000. Interest at 8% is payable at maturity. The notes mature upon the earlier to occur of (i) April 1, 1998 or
(ii) receipt of gross proceeds by the Company of $1,000,000 or more in any public or private financing undertaken by the Company. Interest may be paid, at the option of the Company, either in cash or common stock of the Company based on the lower of (i) $2.00 per share or (ii) the average closing price of the common stock of the Company for the five trading days preceding one day prior to the date of interest on the notes.


4        CASH FLOWS

         Following is a summary of noncash financing activities:

              Stock issued for services rendered                       $    775
                                                                       ========

              Stock issued to bridge loan participants                 $ 28,472
                                                                       ========


         Disclosures related to the Company's operating activities are as follows:

              Cash paid for interest and income taxes                  $
                                                                       ========

5        INCOME TAXES

         At April 30, 1997, the Company has net operating loss carryforwards totaling approximately $2,600 that may be offset against future taxable income through 2012. No tax benefit has been reported in the 1997 financial statements, however, because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, a $395 tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount. The expected tax benefit that would result from applying federal statutory tax rates to the pretax loss of $2,634 differs from amounts reported in the financial statements because of the increase in the valuation allowance.


6        SUBSEQUENT EVENTS

         Subsequent to April 30, 1997, the Company has been engaged in various activities necessary to begin operations including entering into dealership agreements, a technology license agreement, employment agreements with key executives, leasing facilities, purchasing supplies and equipment, and hiring employees. Also, the following transactions and events have occurred:

                                   (Continued)

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements


6        SUBSEQUENT EVENTS (Continued)

         On May 9, 1997 (and as amended June 3, 1997) the Company entered into a consulting agreement with Greenstone Financial Corp. ("GFC") to assist the Company with corporate development and strategic business planning. Under terms of the agreement, as amended, GFC shall receive reimbursement for its out of pocket expenses. In addition, the Company granted GFC an option to purchase up to 250,000 shares of Company common stock based upon the successful completion of a private placement of Company common stock (see June 9, 1997 below), with each option exercisable at $4.00 per share. Also under the terms of the agreement, as amended, the Company granted GFC a five year option to purchase 300,000 shares of Company common stock, exercisable when and if there is a successful completion of a secondary offering of the Company's common stock, at an exercise price of $0.10 per share.

         On May 21, 1997 the Company issued 2,414,285 shares of common stock for management services, equipment and other assets.

     On June 9, 1997 the Company began offering common stock under a private placement (such shares being exempt from registration under the Securities Act of 1933, as amended). If this private placement offering is successfully completed, the net proceeds would approximate $985,000. The Company expects to use the proceeds (i) to repay bridge loan financing of $250,000, (ii) for expenses associated with the preparation of a secondary offering of approximately $125,000 and (iii) for working capital.


7    LOSS PER COMMON SHARE

     Loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. All share and per share data, except shares authorized, have been retroactively adjusted to reflect a 1,000 for 1 stock split effective March 25, 1997.

                                  AMERICAN QUANTUM CYCLES, INC.
                                  (A Development Stage Company)
                                      Interim Balance Sheet

                                                                                February 28, 1998
                                                                                   (unaudited)
                                                                                -----------------
                  ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                        $     5,845
     Accounts receivable - trade                                                           13,338
     Inventory - raw materials (at FIFO)                                                  572,475
     Prepaid expenses                                                                      33,696
                                                                                      -----------
         TOTAL CURRENT ASSETS                                                             625,354

PROPERTY, PLANT AND EQUIPMENT (at cost)                                                   397,313
     Less accumulated depreciation                                                      -  26,055
                                                                                     ------------
                                                                                          371,258

INTANGIBLE ASSETS (patents/licenses/intellectual properties)                              393,360
     Less accumulated amortization                                                      -  29,992
                                                                                     ------------
DEPOSITS AND OTHER ASSETS                                                                  29,150
                                                                                     ------------
               TOTAL ASSETS                                                          $  1,389,130
                                                                                     ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable - trade                                                         $   212,568
     Accrued interest                                                                      30,505
     Current portion of notes payable                                                      19,283
     Other current liabilities                                                              7,988
                                                                                    -------------
         TOTAL CURRENT LIABILITIES                                                        270,344

CONVERTIBLE DEBENTURES PAYABLE (Note 1)                                                 1,254,000

NOTES PAYABLE, less current portion                                                        75,168

DEFERRED INCOME                                                                            12,538

STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock, $.001 par value. Authorized 50,000,000
         Shares;  issued and outstanding 3,669,400 shares at
         February 28,1998 and 900,000 shares at April 30, 1997.                             3,669
     Capital in excess of par value                                                     1,163,486
     Retained earnings (deficit)                                                      - 1,390,075
                                                                                     ------------
         TOTAL STOCKHOLDERS'  EQUITY (DEFICIT)                                       -    222,920
                                                                                     ------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $  1,389,130
                                                                                     ------------



NOTE 1: Between October 1, 1997 and February 28, 1998 the Company issued $1,254,000 in convertible debentures at 8% interest. These debentures are convertible one year from issue into common stock of the Company, with $500,000 at $2.00 per share and $754,000 at $3.00 per share.

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)
                           Interim Operating Statement


                                                              Ten Months Ended
                                                              February 28, 1998
                                                                 (unaudited)
                                                              -----------------

Net Sales of tangible goods                                        $    165,617


Cost of tangible goods sold                                             151,936
Depreciation and amortization                                            37,850
Consulting fees                                                         133,725
Selling, general and administrative expenses                          1,175,328
                                                                    -----------
                                                                      1,498,839
                                                                    - 1,333,222


Dividend income                                                           1,332
Miscellaneous other income                                                  322
 Interest expense                                                        49,074
Loss on disposition of an asset                                           7,566
                                                                  -------------
         Net Loss                                                  $- 1,387,441
                                                                  -------------




Loss Per Common Share                                              $  -   0.378
                                                                  -------------

                          AMERICAN QUANTUM CYCLES, INC.
                          (A Development Stage Company)
                         Interim Statement of Cash Flows




                                                               Ten Months Ended
                                                               February 28, 1998
                                                                  (unaudited)
                                                              -----------------
Net cash flows from operating activities                          $ - 1,722,594

Cash flows from financing activities:
     Convertible debenture proceeds                                   1,254,000
     Retirement of prior debt                                       -   250,000
     Loan proceeds                                                       96,872
     Payment on loan principle                                      -     2,421
     Net capital/stock changes                                        1,027,006
                                                                  -------------
     Net cash flows from financing activities                         2,125,457

Cash flows from investing activities:
     Additions to property, plant and equipment                     -   277,964
     Additions to intangible assets                                 -   364,039
                                                                ---------------
         Net cash flows from investing activities                   -   642,003
                                                                ---------------

(Decrease) or Increase in cash                                      -   239,140

Cash and cash equivalents at beginning of period                        244,985
                                                                ---------------

Cash and cash equivalents at end of period                        $       5,845
                                                                ---------------

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------
2.1               Amended and Restated Articles of Incorporation of American Quantum Cycles,
                  Inc., filed November 21, 1997.
2.2               Amended Articles of Incorporation of American Quantum Cycles, Inc., filed
                  April 6, 1998, creating "Series A 7% Convertible Preferred Stock."
2.3               Amended and Restated Bylaws of American Quantum Cycles, Inc.
3.1               American Quantum Cycles, Inc. Amended 1997 Stock Option Plan
6.1               Consulting Agreement between American Quantum Cycles, Inc. and
                  Greenstone Financial Corporation dated May 9, 1997.
6.2               License Agreement between Feuling Advanced Technologies, Inc. and American
                  Quantum Cycles, Inc. dated as of August 19, 1997
6.3               Agreement between the Company and Ferrex International, Inc.
6.4               Dealer Agreement between the Company and Paul Jackson
6.5               Lease Agreement between the Company and Bruce and Karen Weiss effective
                  May 1, 1997
6.6               Amendment to Lease Agreement between the Company and Bruce and
                  Karen Weiss dated January 29, 1998.
27                Financial Data Schedule

----------------

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMERICAN QUANTUM CYCLES, INC.



                                    By: /s/ Richard K. Hagen
                                       ----------------------------------------
                                       Richard K. Hagen, Chief Executive Officer


Date: